June 19, 2013

Mr. Michael Kosoff

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0506

Re:	Transamerica Life Insurance Company
Separate Account VA B
Initial Filing to Form N-4 Registration Statement (File No. 333-189435)

Transamerica Financial Life Insurance Company
Separate Account VA BNY
Initial Filing to Form N-4 Registration Statement (File No. 333-189436)

Dear Mr. Kosoff:

The above-referenced initial filings were made on June 19, 2013 (accession number is 0001193125-13-263778 and 0001193125-13-263782, respectively). Enclosed is a courtesy copy of the Transamerica Variable Annuity O-Share prospectus and SAI (filed in both Separate Account VA B and Separate Account VA BNY) for your review.

We trust that all of the information is in order. We would like to launch this product in October, 2013. We would appreciate receipt of your comments at your earliest convenience. Please call Darin Smith at (319) 355-8330 with any comments or questions.

This letter will also be filed as a correspondence filing via EDGAR.

Very truly yours,

Transamerica Life Insurance Company

Transamerica Financial Life Insurance Company

/s/Darin D. Smith

Darin D. Smith

Associate General Counsel

Enc.